Via EDGAR and Hand Delivery
Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance 100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4546

Attention:	Franklin Wyman
Mark Brunhofer
Ada D. Sarmento
Mary Beth Breslin
Re:	MorphoSys AG
Draft Registration Statement on Form F-1
Submitted February 2, 2018
CIK No. 0001340243

Dear Ms. Breslin:

On behalf of MorphSys AG (the “Company”), enclosed is a copy of an amendment (the “Amendment”) to the above-referenced Draft Registration Statement on Form F-1 (the “Registration Statement”), as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial confidential submission of the Registration Statement with the Commission on February 2, 2018.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 3, 2018 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Mary Beth Breslin

Securities and Exchange Commission

March 14, 2018

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your statement that your are assuming a public offering price of $ per ADS based on the last reported sales price of our ordinary shares on the Frankfurt Stock Exchange on , 2018, of and assuming an exchange rate of $ per euro. We also note your disclosure on page 236 that the initial public offering price for your ADSs will be determined based in large part on the closing price of your ordinary shares on the Frankfurt Stock Exchange on , 2018, which was per share,which equals a price of $ per ADS based on an ordinary share to ADS ratio of 1 to 4 and the euro/U.S. dollar exchange rate. Please be advised that if the initial public offering price of your ADSs is substantially below the market price of your ordinary shares, you will need to file a pre-effective amendment to reflect that.

The Company acknowledges the Staff’s comment. In the event that the initial public offering price of the Company’s ADSs is substantially below the market price of its ordinary shares, the Company will file a pre-effective amendment to reflect that fact.

Prospectus Summary, page 1

2.	We note your disclosure that you are investigating MOR208 in combination with bendamustine in a Phase 2/3 B-MIND study. Please disclose the requirements for a clinical trial to be considered a Phase 2/3.

Based on the Staff’s comment, the Company has revised its disclosure on pages 2 and 95 to explain how the B-MIND study can be considered a Phase 2/3 study.

Implications of Being an Emerging Growth Company, page 7

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company informs the Staff that it has not presented any written communications to investors in reliance on Section 5(d) of the Securities Act. In the event that the Company does present such written communications in the future, it will supplementally provide such written communications to the Staff.

Mary Beth Breslin

Securities and Exchange Commission

March 14, 2018

Use of Proceeds, page 69

4.	We note your disclosure of the intended use of proceeds in this section. Please disclose the approximate amount intended to be used for each of the purposes listed. We also note your disclosure that you intend to use a portion of your cash and cash equivalents, available-for-sale financial assets, bonds available-for-sale, and financial assets classified as loans and receivables (current and non-current portion) for the purposes listed. Please state the amounts of such other funds needed for each such specified purpose and indicate the order of priority of such purposes. Refer to Item 3.C.1 of Form 20-F.

Based on the Staff’s comment, the Company has revised its disclosure on page 70 to disclose the total approximate amounts intended to be used for each purpose set forth in “Use of Proceeds”, the source and amount of other funds needed and an indication of the order of priority.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 89

5.	Please revise your other commitments disclosure following the table to disclose the aggregate potential milestones that you would be obligated to pay if all payment triggers are achieved.

Based on the Staff’s comment, the Company has revised its disclosure on page 92 to disclose the aggregate potential milestones that the Company would be obligated to pay if all payment triggers are achieved.

Business, page 91

6.	Please define the terms R-CHOP, B-ALL, SLL, MCL, FL, MAbs, ACR20/50/70 and DAS28 the first time that they are used in this section.

Based on the Staff’s comment, the Company has revised its disclosure on pages 95, 101, 102, 103, 104, and 118 to define the terms R-CHOP, B-ALL, SLL, MCL, FL, MAbs, ACR20/50/70 and DAS28 the first time that they are used.

MOR208, page 97

7.	We note your disclosure on page 98 that 44 of the 51 patients in the L-MIND study were evaluable for efficacy assessments. Please disclose why 7 patients were not evaluable. Provide similar disclosure about other trials where the number of evaluable patients differed from the number of patients in the trial, or tell us why such disclosure is not material.

Mary Beth Breslin

Securities and Exchange Commission

March 14, 2018

Based on the Staff’s comment, the Company has revised its disclosure on page 101 to explain why the seven referenced patients were not evaluable.

Description of B cell malignancies and DLBCL and Current Treatments , page 98

8.	Please provide the basis for your disclosure that approximately half of patients with r/r DLBCL are eligible for HDCT followed by ASCT, and, of those r/r DLBCL patients who can be transplanted, about 50% suffer a further relapse.

The Company respectfully advises the Staff that the basis for the statements that approximately half of patients with r/r DLBCL are eligible for HDCT followed by ASCT, and, of those r/r DLBCL patients who can be transplanted, about 50% suffer a further relapse is the Company’s understanding of the patient population within this subtype of non-Hodgkin lymphoma, including, among other things, treatment standard of care, treatment response rates and disease/patient prognosis. The Company’s understanding is informed by, among other things, the education and experience of its scientific and medical personnel, and is supported by relevant medical publications, including: Coiffier B, Sarkozy C “Diffuse large B-cell lymphoma: R-CHOP failure-what to do?” Hematology / the Education Program of the American Society of Hematology. American Society of Hematology. Education Program 2016, 366–378 (2016). Similar information may be also found in Maurer MJ, Ghesquieres H, Jais JP, Witzig TE, Haioun C, Thompson CA et al. “Event-free survival at 24 months is a robust end point for disease-related outcome in diffuse large B-cell lymphoma treated with immunochemotherapy.” J Clin Oncol 2014; 32: 1066–1073 (2014) and Raut LS, Chakrabarti PP “Management of relapsed-refractory diffuse large B cell lymphoma” South Asian J Cancer; 3: 66–70 (2014).

Active Clinical Combination Trials , page 100

9.	Please disclose the definition used for a toxicity grade 3 adverse event. Please also disclose the number of patients who experienced the adverse events discussed in this section.

Based on the Staff’s comment, the Company has revised its disclosure on pages 104 and 105 to disclose the definition used for a toxicity grade 3 adverse event and to disclose the number of patients who experienced the adverse events.

Phase 2a Clinical Trial with MOR208 as a single agent in r/r NHL including DLBCL, page 101

10.	We note your disclosure regarding the most common adverse events observed in this trial. Please revise to disclose all of the serious adverse events patients experienced during this trial and the number of patients who experienced them.

Mary Beth Breslin

Securities and Exchange Commission

March 14, 2018

Based on the Staff’s comment, the Company has revised its disclosure on page 106 to disclose all of the serious adverse events patients experienced during this trial and the number of patients who experienced them.

Phase 2 Investigator-Sponsored Trial (IST) with MOR208 in CLL , page 102

11.	We note your disclosure that there were no unexpected serious adverse events reported. Please revise to disclose all of the serious adverse events patients experienced during this trial and the number of patients who experienced them.

Based on the Staff’s comment, the Company has revised its disclosure on page 107 to disclose all of the serious adverse events patients experienced during this trial and the number of patients who experienced them.

Development of MOR202

Active Clinical Trials , page 105

12.	Please disclose what you mean by no unexpected safety signals have been observed. Please disclose the definition used for a grade 4 adverse event. Please also disclose the number of patients who experienced the adverse events discussed in this section.

Based on the Staff’s comment, the Company has revised its disclosure on page 111 to disclose what is meant by no unexpected safety signals have been observed, the definition used for a grade 4 adverse event, and the number of patients who experienced the adverse events.

Development of MOR 107, page 114

13.	We note your reference to a clinical trial and various studies conducted for this product candidate. The descriptions of your trials or studies should include when they began, where they are being conducted, the number of participants, the method by which your products are administered, serious adverse effects, and primary and secondary endpoints. To the extent you have completed any trials, your discussion should describe your results.

Based on the Staff’s comment, the Company has revised its disclosure on page 119 to disclose the date of initiation, location, number of participants, method by which the MOR107 was administered, serious adverse effects, primary and secondary endpoints and trial results in respect of the clinical trial for MOR107.

Patents, page 129

14.	Please disclose the following for each of your patents, to the extent not already disclosed:

•	type of patent protection such as composition of matter, use or process;

Mary Beth Breslin

Securities and Exchange Commission

March 14, 2018

•	applicable jurisdictions, specifically identifying each country; and

•	contested proceedings and/or third-party claims.

Based on the Staff’s comment, the Company has revised its disclosure on pages 137 and 138 to disclose the type of patent protection, the applicable jurisdictions and any contested proceedings or third-party claims, to the extent not already disclosed.

Competition

MOR208, page 132

15.	Please explain the meaning of the term backbone therapy.

Based on the Staff’s comment, the Company has revised its disclosure on page 141 to explain the meaning of the term backbone therapy.

Legal Proceedings, page 156

16.	Please expand to disclose the date the patent litigation was initiated.

Based on the Staff’s comment, the Company has revised its disclosure on page 164 to disclose the date the patent litigation was initiated.

Management, page 157

17.	Please provide the compensation information for your supervisory and management boards as of December 31, 2017. Refer to Item 6.B of Form 20-F.

Based on the Staff’s comment, the Company has revised its disclosure on pages 172 and 176 and 177 to disclose the compensation information for our supervisory and management boards, respectively, as of December 31, 2017.

Notes to Consolidated Financial Statements

4.5 Earnings per Share, page F-38

18.	Please explain why you omitted the reconciliation of basic to diluted earnings per share, as required by IAS 33.70 and as disclosed in your 2016 Annual Report. Revise your disclosure accordingly.

The Company respectfully advises the Staff that in 2016 it reported a net loss and all potentially dilutive shares were anti-dilutive. Accordingly, pursuant to IAS 33, the denominator in each of the 2016 basic and the diluted earnings per share (EPS) calculations was the same in the Company’s 2016 IFRS-IASB financial statements, and the Company thus determined that disclosure of the IAS 33.70 reconciliation was not necessary. The Company acknowledges this presentation is different than what is contained in the 2016 Annual Report.

Mary Beth Breslin

Securities and Exchange Commission

March 14, 2018

Based on the Staff’s comment, the Company determined that, in addition to the disclosure in note 2.7.8, it would be appropriate to include additional disclosure quantifying the potentially dilutive shares that were excluded from the diluted EPS calculation because they were anti-dilutive. See the additional paragraph included in note 4.5 to the Company’s 2017 and 2016 IFRS-IASB financial statements.

8.4.1 Proprietary Development Segment, page F-64, page F-64

19.	Please explain why you omitted information for the August 2015 collaboration with G-7 Therapeutics AG, the August 2015 strategic alliance with Immatics Biotechnologies and the April 2014 strategic partnership with the Moulder Center for Drug Discovery Research, which was disclosed in your 2016 Annual Report. Revise your disclosure accordingly.

The collaboration with G-7 Therapeutics AG and Immatics Biotechnology GmbH have been included in note 8.4.1 of the Company’s 2017 IFRS-IASB financial statements.

The Company respectfully advises the Staff that its collaboration with the Moulder Center for Drug Discovery Research was material to the Company for the fiscal year ended December 31, 2015 and was therefore included in the 2016 IFRS-EU Annual Report. Beginning in 2016, the Company no longer viewed these collaborations as material and therefore excluded them from the standalone 2016 IFRS-IASB financial statements. This collaboration has also had no impact on the 2017 IFRS-IASB financial statements, and therefore, it has been excluded from both the 2017 IFRS-IASB financial statements and 2017 IFRS-EU Annual Report.

General

20.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material

The Company acknowledges the Staff’s comment, and all graphics, visual, or photographic information that will be included in the printed prospectus will also be included in the preliminary prospectus.

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If you have any questions or require any additional information please call me at +49 69 7422 0170 or +49 172 6915034.

Mary Beth Breslin

Securities and Exchange Commission

March 14, 2018

Sincerely yours,

/s/ Stephan Hutter

Stephan Hutter

CC:	Dr. Simon Moroney (Chief Executive Officer of MorphoSys AG)
Jens Holstein (Chief Financial Officer of MorphSys AG)
Charlotte Lohmann (General Counsel of MorphSys AG)
Stephan Wyrobisch (PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft)
Brian J. Cuneo, Esq. (Latham & Watkins LLP)
Rüdiger Malaun, Esq. (Latham & Watkins LLP)